EXHIBIT 99.2

BOARD OF DIRECTORS

COMPENSATION COMMITTEE CHARTER

I.  The Committee’s Purpose. The Committee shall be appointed by the Board for the primary purposes of:

A.	Overseeing overall corporate compensation policies and their specific application to principal officers elected by the Board and to members of the Board; and

B.	Preparing an annual report on executive compensation for inclusion in the Company’s proxy statement, in accordance with applicable rules and regulations.

II.  The Committee’s Duties and Responsibilities. The Committee has the following duties and responsibilities (responsibilities with respect to setting compensation of the Chief Executive and principal officers of the Company elected by the Board cannot be delegated to Company management).

A.	General.

1.	To approve compensation principles that apply generally to Company employees;

2.	To make recommendations to the Board with respect to incentive compensation plans and equity based plans;

3.	To select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the Board;

4.	To administer and otherwise exercise the various authorities prescribed for the Committee by the Company’s Incentive Stock Option Plan and the Bonus Plan;

5.	To monitor compensation trends and solicit independent advice where appropriate;

6.
To perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company’s Code of Regulations and applicable laws and regulations;

7.	To maintain and update, as appropriate, this Charter.

B.	Principal Officers.

1.
To regularly review and evaluate compensation of principal officers of the Company elected by the Board (see also special additional responsibilities with respect to the Chief Executive in II.C. below).

2.	To approve any compensation-related action for principal officers of the Company elected by the Board.

3.	To review and approve compensation arrangements for individuals who will be made offers to join the Company as a Principal Officer elected by the Board upon completion of an acquisition.

C.	Chief Executive.

1.	To review and approve corporate goals and objectives relevant to the Chief Executive’s compensation.

2.	To evaluate the performance of the Chief Executive in light of the approved corporate goals and objectives.

3.
To set the base salary and short-term incentive compensation of the Chief Executive based on the Committee’s evaluation of competitive compensation practices and the Chief Executive’s performance in achieving the corporate goals established for the position by the Committee.

4.
To set the long-term incentive component of the compensation of the Chief Executive considering the Company’s performance and relative shareholder return, the value of incentive awards to chief executives at other companies, and (as appropriate) the awards given to the Company’s Chief Executives in past years.

D.	Directors.

1.	To regularly review and evaluate the compensation program for Directors and as appropriate recommend changes to the Board.

2.	To administer and otherwise exercise the various authorities prescribed for the Committee by the Incentive Stock Option Plan.

III.  Authority to Retain Experts. The Committee shall have the authority to select, retain and, if appropriate, terminate compensation consultants used to assist in the evaluation of Director, CEO or principal officer compensation, as well as such other experts as the Committee deems necessary in the performance of its duties.

IV.  Annual Performance Evaluation of the Committee. At least annually the Committee will evaluate how well it has fulfilled its purpose during the previous year and will report its findings to the full Board.